UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934)
                         (Amendment No. ____________)*


                         InSight Health Services Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 Par Value
      --------------------------------------------------------------------
                         (Title of Class of Securities)


                                  457660 10 1
            -------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  457660 10 1               13G            Page ______ of ______ Pages
           --------------

--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Roz Kovens
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                       5          SOLE VOTING POWER

      NUMBER OF                   148,079
        SHARES        ----------------------------------------------------------
     BENEFICIALLY      6          SHARED VOTING POWER
       OWNED BY
         EACH                     -0-
      REPORTING       ----------------------------------------------------------
        PERSON         7           SOLE DISPOSITIVE POWER
         WITH
                                   148,079
                      ----------------------------------------------------------
                       8           SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           148,079
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.4%

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  457660 10 1               13G            Page ______ of ______ Pages
           --------------

--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Estate of Cal Kovens
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida
--------------------------------------------------------------------------------
                       5          SOLE VOTING POWER

                                  1,004 (through its Personal Representative,
      NUMBER OF                   Roz Kovens)
        SHARES        ----------------------------------------------------------
     BENEFICIALLY      6          SHARED VOTING POWER
       OWNED BY
         EACH                     -0-
      REPORTING       ----------------------------------------------------------
        PERSON         7           SOLE DISPOSITIVE POWER
         WITH
                                   1,004 (through its Personal Representative,
                                   Roz Kovens)
                      ----------------------------------------------------------
                       8           SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,004
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           .04%

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Schedule 13G is being filed pursuant to Rule 13d-1(h) of the Securities Exchange Act of 1934. Each of Roz Kovens and the Estate of Cal Kovens, through Roz Kovens, its Personal Representative, has previously filed a Statement on Schedule 13D (the "Statement") relating to the common stock, par value $.001 per share, of InSight Health Services Corp.


Item 1(a).                 Name of Issuer:

                           InSight Health Services Corp.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

                           4400 MacArthur Boulevard
                           Suite 800
                           Newport Beach, California 92660

Item 2(a).                 Name of Person Filing:

                           This statement is filed by Roz Kovens individually and by the Estate of Cal Kovens (the "Estate"), through Roz Kovens, its Personal Representative.

Item 2(b).                 Address of Principal Business Office:

                           The principal business office of Roz Kovens and the Estate is located at 9999 Collins Avenue, PH 1K, Bal Harbour, Florida 33154.

Item 2(c).                 Citizenship:

                           Roz Kovens is a citizen of the United States. The Estate is a Florida organization.

Item 2(d).                 Title of Class of Securities:

                           Common stock, par value $.001 per share ("Common Stock")

Item 2(e).                 CUSIP Number:

                           457660 10 1

Item 3. Not applicable. The person filing does not fit into any of the categories in Item 3(a)-(j).

Item 4.                    Ownership

(a) & (b)                  The Estate beneficially owns 1,004 shares of Common
                           Stock, representing approximately .04% of the outstanding Common Stock. This reflects the disposition in connection with the settlement of the Estate of 458,745 shares of Common Stock in January and February, 1998 and of warrants to purchase 33,645 shares of Common Stock in March, 1998.

                           Roz Kovens beneficially owns 148,075 shares of Common Stock, including (i) 138,015 shares of Common Stock,
                           (ii) warrants to purchase 7,660 shares of Common Stock at an exercise price of $5.64 per share and
                           (iii) options to purchase 2,400 shares of Common Stock at an exercise price of $2.50 per share, representing approximately 5.3% of the outstanding Common Stock. The shares of Common Stock owned by Ms. Kovens include 31,985 shares acquired from the Estate on February 23, 1998 and 33,645 shares underlying warrants transferred to Ms. Kovens by the Estate on March 3, 1998 and exercised by Ms. Kovens on such date. Including the 1,004 shares of Common Stock beneficially owned by the Estate, Ms. Kovens, by virtue of her status as Personal Representative of the Estate, beneficially owns in the aggregate 149,079 shares of Common Stock, representing approximately 5.4% of the outstanding Common Stock.

(c) Ms. Kovens has the sole power to vote and dispose of 139,019 shares of Common Stock and would have the sole power to vote and dispose of an additional 10,060 shares of Common Stock issuable upon the exercise of the warrants and options described above in response to this Item 4.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 10, 1998         Estate of Cal Kovens



                              By:  /s/ Roz Kovens
                                   --------------------------------------------
                                   Roz Kovens, Personal Representative


                              /s/ Roz Kovens
                              --------------------------------------------
                              Roz Kovens, Individually